Attorneys and Counselors at Law

Daniel H. April

Patrick J. Dolan

Megan H. Koehler

January 13, 2025

Via EDGAR correspondence and E-Mail

John F. Kernan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Mr. Kernan:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on December 13, 2024 respecting the registrant’s certified annual reports to shareholders for the year ended September 30, 2024, as filed with the SEC on December 3, 2024 on Form N-CSR.

1.                   Comment: The staff has noted instances in the registrant’s annual reports where U.S. Treasury notes have been categorized as “Level 1” within the fair value measurement categorization hierarchy of certain series of the Trust. The staff asked the registrant to please describe the active markets referenced as a basis for determining a Level 1 fair value measurement categorization attributed to U.S. Treasury securities. In the response, the staff asked that the registrant explain if the registrant’s valuation policies and procedures draw a distinction between “on” and “off the run” U.S. Treasury securities in making a determination of the appropriate fair value hierarchy classification to assign.

Response: The policies and procedures that the registrant follows in assigning fair value hierarchy classifications for the registrant’s investments do not currently distinguish between “on” and “off the run” U.S. Treasury securities, though when evaluating any type of security, including on and off the run U.S. Treasury securities, the registrant considers the nature of the inputs used to value the investment and the level of activity in the market for that security. With respect to all U.S. Treasury notes held by the registrant at September 30, 2024, the registrant considered data from a third-party professional pricing service, which showed a significant number of observable inputs for each such U.S. Treasury note, including executed bids for the same security. Based on those data, the third-party pricing service assigned a pricing score of 10 out of 10 to each of the U.S. Treasury notes held by the registrant, which is the highest pricing score assigned by the pricing service, and which reflects the pricing service’s positive assessment of the relative strength of the recency, quantity, and quality of the market inputs used in determining a valuation for a particular security. Based on the pricing service’s pricing scores, the various inputs underlying those scores, and the registrant’s own assessment of the market for U.S. Treasury securities, the registrant determined that it was appropriate to categorize those securities as “Level 1.”

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 603	Website: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

January 13, 2025

2.                   Comment: Noting that the statements of operations in the registrant’s annual reports included line items for “Transfer agent fees,” the staff asked the registrant to confirm if the transfer agent fees accrued to specific classes of shares which are generally held through omnibus accounts, such as Class I shares, include amounts paid to financial intermediaries for sub-transfer agency or sub-recordkeeping services. To the extent that sub-transfer agency or sub-recordkeeping services are included within the transfer agent fees line items in the registrant’s statements of operations, the staff asked the registrant to consider adding disclosure to that effect in the notes to the registrant’s financial statements and, if the fees paid for sub-transfer agency or sub-recordkeeping services exceed five percent of the total expenses for any of the registrant’s series of shares, the staff asked that the registrant disclose those fees as a separate expense line item in the applicable statement(s) of operations. The staff also asked the registrant to describe the policies and procedures that it has in place, including information considered by the registrant’s governing board, to assist in evaluating whether any portion of the sub-transfer agency or sub-recordkeeping fees paid to financial intermediaries are being used to pay either directly or indirectly for distribution and, more generally, to assess the reasonableness of such fees. In the response, the staff asked that the registrant indicate if its governing board has established any per account cap on the level of sub-transfer agency or sub-recordkeeping fees that may be charged to a share class.

Response: The registrant confirms that the line items for “Transfer agent fees” in the statements of operations include amounts paid to financial intermediaries for sub-transfer agency or sub-recordkeeping services. The registrant also confirms that, for certain series of shares, the fees paid for sub-transfer agency or sub-recordkeeping services exceeded five percent of the applicable series’ total expenses for the year ended September 30, 2024. The registrant has considered the staff’s request that the registrant include a separate line-item for sub-transfer agency and sub-recordkeeping fees in instances where such fees exceeded five percent of a series’ total expenses, but the registrant does not believe that such disclosure is required by applicable regulations or would be beneficial to a reader of the registrant’s financial statements. The registrant notes in this regard that the determination of whether an expenditure should be listed separately in the statement of operations is driven by the nature of the expenditure and not by the recipient of the expenses. If, for example, the registrant engaged multiple law firms to provide legal services to the registrant during the course of a fiscal year, Regulation S-X under the Securities Act of 1933 would generally not require the registrant to separately disclose the expenses paid to each such law firm, even if the amounts paid to one of the law firms exceeded 5% of a series’ total expenses, because all such expenses would be correctly categorized in the statement of operations as legal fees. Likewise, the registrant considers the sub-transfer agency or sub-recordkeeping services that financial intermediaries provide to shareholders who own their fund shares through omnibus accounts as being substantially similar to the transfer agency and recordkeeping services that the registrant’s transfer agent provides to shareholders who own their fund shares in non-omnibus accounts. Given that similarity, the registrant believes it is appropriate to continue to list all such payments within a single line item in the statement of operations. Also given that similarity, the registrant does not believe it is necessary at this time to add disclosure to the notes to the financial statements explaining that a portion of the amounts shown in the “Transfer agent fees” line item represents payments made to financial intermediaries for sub-transfer agency and sub-recordkeeping fees.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 13, 2025

As for the registrant’s policies and procedures respecting the evaluation of sub-transfer agency and sub-recordkeeping fees, the registrant notes the following:

•	The registrant has adopted a written protocol governing certain aspects of the registrant’s payments to financial intermediaries for sub-transfer agency and sub-recordkeeping services.

•	Among other things, that written protocol: (1) sets out certain procedures that the registrant’s investment advisor is expected to follow when negotiating contracts with financial intermediaries pertaining to sub-transfer agency and sub-recordkeeping services, including procedures about which of the advisor’s personnel can be involved with those negotiations, requirements that each such contract be reviewed by either a member of the advisor’s compliance department or the registrant’s legal counsel and then approved by the director of the advisor’s mutual fund operations department, and a requirement that the advisor seek to obtain a representation or acknowledgement from each financial intermediary indicating that no part of the fees paid to the intermediary for its sub-transfer agency or sub-recordkeeping services be used for distribution-related services; (2) requires the advisor to report at least annually to the Operations Risk Oversight Committee of the registrant’s Board of Trustees respecting the amounts paid to each financial intermediary that provides sub-transfer agency and sub-recordkeeping services (with such amounts reported separately for intermediaries providing such services to retirement and non-retirement accounts), any changes in the nature or description of the sub-transfer agency or sub-recordkeeping services provided by a financial intermediary, and the amounts, if any, that were separately paid to such intermediary for distribution-related services, including amounts paid by the registrant pursuant to rule 12b-1 under the Investment Company Act of 1940 and amounts that may have been paid to the intermediary directly by the registrant’s advisor or distributor; and (3) requires the advisor to provide additional, interim reports to the Operations Risk Oversight Committee respecting certain topics, including any material change in a contract relating to sub-transfer agency or sub-recordkeeping services, any change in fee levels paid to a financial intermediary for such services, any instance in which the advisor determines or suspects that a financial intermediary may be using sub-transfer agency or sub-recordkeeping fees for distribution-related purposes, any significant complaints received by the advisor respecting the quality of the sub-transfer agency or sub-recordkeeping services provided by a financial intermediary, and any material changes to the advisor’s practices for overseeing the nature and quality of those sub-transfer agency or sub-recordkeeping services. Pursuant to the written protocol, the Operations Risk Oversight Committee reports at least annually to the registrant’s Board of Trustees respecting the information that the advisor presented to the Operations Risk Oversight Committee in regard to the registrant’s contracts for sub-transfer agency and sub-recordkeeping services.

•	The Operations Risk Oversight Committee of the registrant’s Board of Trustees has also adopted, and the full Board of Trustees has ratified, certain “per account caps” on the amounts that the registrant is able to pay for sub-transfer agency and sub-recordkeeping services. Those per account caps are reviewed by the Operations Risk Oversight Committee and the Board of Trustees each year.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

January 13, 2025

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law